

March 29, 2023

Simon Johnson
Chief Executive Officer
Seadrill Limited
Park Place, 55 Par-la-Ville Road
Hamilton, HM 11
Bermuda

  Re: Seadrill Limited
    Amendment No. 1 to Registration Statement on Form F-4
    Filed March 23, 2023
    File No. 333-270071

Dear Simon Johnson:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2023 letter.

Amendment No. 1 to Form F-4 filed March 23, 2023

Certain Material Tax Consequences
Material U.S. Federal Income Tax Considerations, page 85

1. We note your response to prior comment 1, and note that the opinion provided in Exhibit 8.1 states that based upon and subject to certain exceptions, limitations and qualifications, it is counsel's opinion that insofar as it summarizes U.S. federal income tax law, the discussion set forth in the Registration Statement under the caption "Certain Material Tax Considerations—Material U.S. Federal Income Tax Considerations" is accurate in all material respects. Please have counsel revise Exhibit 8.1 to state clearly, if true, that the disclosure in such section of the prospectus is counsel's opinion. See Item

601(b)(8) of Regulatory S-K and for guidance, refer to Section III.B of Staff Legal Bulletin No. 19.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Clinton W. Rancher, Esq.